Exhibit 99.1

Manchester United plc

Interim report (unaudited) for the three and nine months

ended 31 March 2023

Contents

Management’s discussion and analysis of financial condition and results of operations	2
Interim consolidated statement of profit or loss for the three and nine months ended 31 March 2023 and 2022	13
Interim consolidated statement of comprehensive loss for the three and nine months ended 31 March 2023 and 2022	14
Interim consolidated balance sheet as of 31 March 2023, 30 June 2022 and 31 March 2022	15
Interim consolidated statement of changes in equity for the nine months ended 31 March 2023, the three months ended 30 June 2022 and the nine months ended 31 March 2022	17
Interim consolidated statement of cash flows for the three and nine months ended 31 March 2023 and 2022	18
Notes to the interim consolidated financial statements	19

Manchester United plc

Management’s discussion and analysis of financial condition and results of operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report. This report contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to Manchester United plc’s (“the Company”) operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this interim report are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2022, as filed with the Securities and Exchange Commission on 23 September 2022 (File No. 001-35627).

GENERAL

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 145-year heritage we have won 67 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 1.1 billion fans and followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday. We attract leading global companies such as adidas, Kohler, TeamViewer and Tezos that want access and exposure to our community of followers and association with our brand.

RESULTS OF OPERATIONS

Three months ended 31 March 2023 as compared to the three months ended 31 March 2022

	Three months ended 31 March (in £ millions)		% Change
	2023	2022	2023 over 2022
Revenue	170.0	152.8	11.3%
Commercial revenue	69.4	65.6	5.8%
Broadcasting revenue	50.7	51.5	(1.6)%
Matchday revenue	49.9	35.7	39.8%
Total operating expenses	(176.7)	(175.3)	0.8%
Employee benefit expenses	(85.0)	(101.8)	(16.5)%
Other operating expenses	(45.3)	(30.6)	48.0%
Depreciation	(3.5)	(3.5)	-
Amortization	(42.9)	(39.4)	8.9%
Profit on disposal of intangible assets	2.0	0.7	185.7%
Net finance costs	(1.0)	(14.1)	(92.9)%
Income tax credit	0.1	8.2	(98.8)%
Loss after tax	(5.6)	(27.7)	(79.8)%

Revenue

Total revenue for the three months ended 31 March 2023 was £170.0 million, an increase of £17.2 million, or 11.3%, over the three months ended 31 March 2022, as a result of an increase in revenue in our commercial and Matchday sectors, partially offset by a decrease in revenue in our broadcasting sector, as described below.

Commercial revenue

Commercial revenue for the three months ended 31 March 2023 was £69.4 million, an increase of £3.8 million, or 5.8%, over the three months ended 31 March 2022.

●	Sponsorship revenue for the three months ended 31 March 2023 was £41.0 million, an increase of £1.8 million, or 4.6%, over the three months ended 31 March 2022, due to new sponsorship agreements.

●	Retail, Merchandising, Apparel & Product Licensing revenue for the three months ended 31 March 2023 was £28.4 million, an increase of £2.0 million, or 7.6%, over the three months ended 31 March 2022, primarily due to an increased number of matches played at Old Trafford in the quarter.

Broadcasting revenue

Broadcasting revenue for the three months ended 31 March 2023 was £50.7 million, a decrease of £0.8 million, or 1.6%, over the three months ended 31 March 2022, primarily due to the men’s first team participating in the UEFA Europa League compared to the UEFA Champions League in the prior year, partially offset by progression in domestic cup competitions.

Matchday revenue

Matchday revenue for the three months ended 31 March 2023 was £49.9 million, an increase of £14.2 million, or 39.8%, over the three months ended 31 March 2022, due to playing five additional home matches in the current year quarter, compared to the prior year quarter.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation and amortization and exceptional items) for the three months ended 31 March 2023 were £176.7 million, an increase of £1.4 million, or 0.8%, over the three months ended 31 March 2022.

Employee benefit expenses

Employee benefit expenses for the three months ended 31 March 2023 were £85.0 million, a decrease of £16.8 million, or 16.5%, over the three months ended 31 March 2022 due to squad turnover and the men’s first team not participating in Champions League in the current year.

Other operating expenses

Other operating expenses for the three months ended 31 March 2023 were £45.3 million, an increase of £14.7 million, or 48.0%, over the 3 months ended 31 March 2022 primarily due to increased matchday costs associated with progression in domestic cup competitions.

Depreciation

Depreciation for the three months ended 31 March 2023 was £3.5 million, consistent with the three months ended 31 March 2022.

Amortization

Amortization, primarily of registrations, for the three months ended 31 March 2023 was £42.9 million, an increase of £3.5 million, or 8.9%, over the three months ended 31 March 2022, due to investment in the first team playing squad. The unamortized balance of registrations as of 31 March 2023 was £416.7 million.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the three months ended 31 March 2023 was £2.0 million, compared to £0.7 million for the three months ended 31 March 2022.

Net finance costs

Net finance costs for the three months ended 31 March 2023 were £0.1 million, compared to net finance costs of £14.1 million for the three months ended 31 March 2022. The movement was driven by a favorable swing in foreign exchange rates in the current quarter, largely offsetting interest costs payable on borrowings. This compares to an unfavorable swing in foreign exchange rates in the prior year quarter.

Income tax

The income tax credit for the three months ended 31 March 2023 was £0.1 million, compared to a credit of £8.2 million for the three months ended 31 March 2022. The current year estimated weighted average annual tax rate of 18.22% is driven by UK deferred tax movements, recognized at the current UK corporation tax rate of 25%, effective from April 2023. The impact of deferred tax being recognised at 25% is negated by costs not deductible in the UK associated with the strategic review.

Nine months ended 31 March 2023 as compared to the nine months ended 31 March 2022

	Nine months ended 31 March (in £ millions)		% Change
	2023	2022	2023 over 2022
Revenue	481.1	464.7	3.5%
Commercial revenue	235.5	194.4	21.1%
Broadcasting revenue	144.5	181.2	(20.3)%
Matchday revenue	101.1	89.1	13.5%
Total operating expenses	(508.0)	(509.2)	(0.2)%
Employee benefit expenses	(244.6)	(288.0)	(15.1)%
Other operating expenses	(124.8)	(87.1)	43.3%
Depreciation	(10.6)	(10.8)	(1.9)%
Amortization	(128.0)	(113.3)	13.0%
Exceptional items	-	(10.0)	-
Profit on disposal of intangible assets	16.0	17.9	(10.6)%
Net finance costs	(19.9)	(31.2)	(36.2)%
Income tax credit	5.0	13.1	(61.8)%
Loss after tax	(25.8)	(44.7)	(42.3)%

Revenue

Total revenue for the nine months ended 31 March 2023 was £481.1 million, an increase of £16.4 million, or 3.5%, over the nine months ended 31 March 2022, as a result of an increase in revenue in our commercial and Matchday sectors, partially offset be a decrease in revenue in our broadcasting sector, as described below.

Commercial revenue

Commercial revenue for the nine months ended 31 March 2023 was £235.5 million, an increase of £41.1 million, or 21.1%, over the nine months ended 31 March 2022.

●	Sponsorship revenue for the nine months ended 31 March 2023 was £149.2 million, an increase of £38.5 million, or 34.8%, over the nine months ended 31 March 2022 primarily due to the men’s first team undertaking an overseas pre-season tour for the first time in three years, as a result of the lifting of COVID-19 restrictions, as well as a one-off sponsorship credit.

●	Retail, Merchandising, Apparel & Product Licensing revenue for the nine months ended 31 March 2023 was £86.3 million, an increase of £2.6 million, or 3.1%, over the nine months ended 31 March 2022.

Broadcasting revenue

Broadcasting revenue for the nine months ended 31 March 2023 was £144.5 million, a decrease of £36.7 million, or 20.3%, over the nine months ended 31 March 2022 , primarily due to the men’s first team participating in the UEFA Europa League in current year compared to the UEFA Champions League in the prior year.

Matchday revenue

Matchday revenue for the nine months ended 31 March 2023 was £101.1 million, an increase of £12.0 million, or 13.5%, over the nine months ended 31 March 2022, due to playing four more home games in the current year.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, and amortization and exceptional items) for the nine months ended 31 March 2023 were £508.0 million, a decrease of £1.2 million, or 0.2%, over the nine months ended 31 March 2022.

Employee benefit expenses

Employee benefit expenses for the nine months ended 31 March 2023 were £244.6 million, a decrease of £43.4 million, or 15.1%, over the nine months ended 31 March 2022, as a result of squad turnover and the men’s first team not participating in the UEFA Champions League.

Other operating expenses

Other operating expenses for the nine months ended 31 March 2023 were £124.8 million, an increase of £37.7 million, or 43.3%, over the nine months ended 31 March 2022. This includes the impact of rising energy and maintenance costs, costs associated with the men’s first team pre-season tour and increased matchday costs associated with progression in domestic cup competitions.

Depreciation

Depreciation for the nine months ended 31 March 2023 was £10.6 million, a decrease of £0.2 million, or 1.9%, over the nine months ended 31 March 2022.

Amortization

Amortization, primarily of players’ registrations, for the nine months ended 31 March 2023 was £128.0 million, an increase of £14.7 million, or 13.0%, over the nine months ended 31 March 2022, due to increased investment in the first team playing squad. The unamortized balance of registrations as of 31 March 2023 was £416.7 million.

Exceptional items

Exceptional items for the nine months ended 31 March 2023 were £nil compared to a cost of £10.0 million for the nine months ended 31 March 2022.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the nine months ended 31 March 2023 was £16.0 million, compared to a profit of £17.9 million for the nine months ended 31 March 2022.

Net finance costs

Net finance costs for the nine months ended 31 March 2023 were £19.9 million, compared to net finance costs of £31.2 million for the nine months ended 31 March 2022, primarily due to a favorable swing in foreign exchange rates in the current year compared to an unfavorable swing in the prior year.

Income tax

The income tax credit for the nine months ended 31 March 2023 was £5.0 million, compared to a credit of £13.1 for the nine months ended 31 March 2022. The current year estimated weighted average annual tax rate of 18.22% is driven by UK deferred tax movements, recognized at the current UK corporation tax rate of 25%, effective from April 2023. The impact of deferred tax being recognised at 25% is negated by costs not deductible in the UK associated with the strategic review.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditures for the improvement of facilities at Old Trafford and the Carrington training ground (“Carrington”), payment of interest on our borrowings, employee benefit expenses, other operating expenses and dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players’ registrations. Our existing borrowings primarily consist of our secured term loan facility, our senior secured notes and outstanding drawdowns under our revolving facilities. We manage our cash flow interest rate risk where appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating to fixed rates. We have US dollar borrowings that we use to hedge our US dollar commercial revenue exposure. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise. As of 31 March 2023, we had cash resources of £73.7 million and all funds are held as cash and cash equivalents and therefore available on demand. As of 31 March 2023, we also had access to an undrawn revolving facility of £100 million. However, we cannot assure you that our cash generated from operations, cash and cash equivalents or cash available under our revolving facilities will be sufficient to meet our long-term future needs. We cannot assure you that we could obtain additional financing on favorable terms or at all, including as a result of changes or volatility in the credit or capital markets, which affect our ability to borrow money or raise capital.

Our business ordinarily generates a significant amount of cash from our Matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we ordinarily generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our Broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the statement of profit or loss over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving facilities. As of 31 March 2023, we had £200 million of outstanding loans under our revolving facilities and access to undrawn revolving facilities of £100 million.

We also maintain a mixture of long-term debt and capacity under our revolving facilities in order to ensure that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year.

In addition, transfer windows for acquiring and disposing of registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving facilities during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to utilize cash available from our revolving facilities to meet our cash needs.

Acquisition and disposal of registrations also affects our trade receivables and payables, which affects our overall working capital. Our trade receivables include transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs payable to other football clubs in relation to the acquisition of registrations.

Cash Flow

The following table summarizes our cash flows for the nine months ended 31 March 2023 and 2022:

	Nine months ended 31 March (in £ millions)
	2023	2022
Cash flow from operating activities
Cash generated from operations	12.2	77.8
Net interest paid	(25.1)	(18.2)
Tax paid	(0.6)	(4.3)
Net cash (outflow)/inflow from operating activities	(13.5)	55.3
Cash flow from investing activities
Payments for property, plant and equipment	(9.8)	(6.2)
Payments for intangible assets	(144.7)	(101.3)
Proceeds from sale of intangible assets	19.8	20.2
Net cash outflow from investing activities	(134.7)	(87.3)
Cash flow from financing activities
Proceeds from borrowings	100.0	40.0
Principal elements of lease payments	(1.6)	(1.3)
Dividends paid	-	(21.6)
Net cash inflow from financing activities	98.4	17.1
Net decrease in cash and cash equivalents (1)	(49.8)	(14.9)

(1) Excludes the effects of exchange rate movements on cash and cash equivalents.

Net cash outflow from operating activities

Cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other Matchday revenues, broadcasting revenues from the Premier League and UEFA and sponsorship and other commercial revenues. Cash generated from operations for the nine months ended 31 March 2023 was £12.2 million, a decrease of £65.6 million from cash generated from operations of £77.8 million for the nine months ended 31 March 2022.

Additional changes in net cash (outflow)/inflow from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility. We use interest rate swaps to manage the cash flow interest rate risk. Such swaps have the economic effect of converting a portion of interest from variable rates to a fixed rate. Drawdowns from our revolving facilities are also subject to variable rates of interest. Net cash outflow from operating activities for the nine months ended 31 March 2023 was £13.5 million, compared to a net cash inflow of £55.3 million for the nine months ended 31 March 2022.

Net cash outflow from investing activities

Capital expenditure for the acquisition of intangible assets as well as for improvements to property, principally at Old Trafford and Carrington, are funded through cash flow generated from operations, proceeds from the sale of intangible assets and, if necessary, from our revolving facilities. Capital expenditure on the acquisition, disposal and trading of intangible assets tends to vary significantly from year to year depending on the requirements of our men’s first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and Carrington.

Net cash outflow from investing activities for the nine months ended 31 March 2023 was £134.7 million, an increase of £47.4 million from £87.3 million for the nine months ended 31 March 2022.

For the nine months ended 31 March 2023, net capital expenditure on property, plant and equipment was £9.8 million, an increase of £3.6 million from £6.2 million for the nine months ended 31 March 2022.

For the nine months ended 31 March 2023, net capital expenditure on intangible assets was £124.9 million, an increase of £43.8 million from £81.1 million for the nine months ended 31 March 2022.

Net cash inflow from financing activities

Net cash inflow from financing activities for the nine months ended 31 March 2023 was £98.4 million, compared to net cash inflow of £17.1 million for the nine months ended 31 March 2022. This is due to a £100.0 million drawdown on the revolving facilities in the current year compared to a £40.0 million drawdown on the revolving facilities in the prior year, combined with dividends paid of £nil in the current year, compared to $0.18 per share in the prior year.

Indebtedness

Our primary sources of indebtedness consist of our senior secured notes, our secured term loan facility and our revolving facilities. As part of the security for our senior secured notes, our secured term loan facility and our revolving facilities, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Senior secured notes

Our wholly owned subsidiary, Manchester United Football Club Limited, issued $425 million in aggregate principal amount of 3.79% senior secured notes. As of 31 March 2023, the sterling equivalent of £341.4 million (net of unamortized issue costs of £2.2 million) was outstanding. The outstanding principal amount was $425.0 million. The senior secured notes mature on 25 June 2027.

The senior secured notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly owned subsidiaries of Manchester United plc.

The note purchase agreement governing the senior secured notes contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period (reduced to £25 million during the period 31 March 2021 to 31 March 2023 inclusive). We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the senior secured notes if we fail to qualify for the first-round group stages (or its equivalent from time to time) of the UEFA Champions League. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing. The covenant is tested on a quarterly basis and we were in compliance as at 31 March 2023.

The note purchase agreement governing the senior secured notes contains events of default typical for securities of this type, as well as customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the note purchase agreement governing the senior secured notes are subject to certain thresholds and exceptions described in the note purchase agreement governing the senior secured notes.

The senior secured notes may be redeemed in part, in an amount not less than 5% of the aggregate principal amount of the senior secured notes then outstanding, or in full, at any time at 100% of the principal amount plus a “make-whole” premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the senior secured notes up to 25 June 2027.

Secured term loan facility

Our wholly-owned subsidiary, Manchester United Football Club Limited, has a secured term loan facility with Bank of America Merrill Lynch International Designated Activity Company as lender. As of 31 March 2023, the sterling equivalent of £180.1.0 million (net of unamortized issue costs of £1.8 million) was outstanding. The outstanding principal amount was $225.0 million. The remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

Loans under the secured term loan facility bear interest at a rate per annum equal to the Secured Overnight Financing Rate (SOFR) plus the applicable margin. The applicable margin, if no event of default has occurred and is continuing, means the following:

Total net leverage ratio (as defined in the secured term loan facility agreement)	Margin % (per annum)
Greater than 3.5	1.75
Greater than 2.0 but less than or equal to 3.5	1.50
Less than or equal to 2.0	1.25

While any event of default is continuing, the applicable margin shall be the highest level set forth above.

Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly owned subsidiaries of Manchester United plc.

The secured term loan facility contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period (reduced to £25 million during the period 31 March 2021 to 31 March 2023 inclusive). We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the secured term loan facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the UEFA Champions League. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing. The covenant is tested on a quarterly basis and we were in compliance as at 31 March 2023.

The secured term loan facility contains events of default typical in facilities of this type, as well as typical covenants including restrictions on incurring additional indebtedness, paying dividends or making other distributions or repurchasing or redeeming our stock, selling assets, including capital stock of restricted subsidiaries, entering into agreements restricting our subsidiaries’ ability to pay dividends, consolidating, merging, selling or otherwise disposing of all or substantially all of our assets, entering into sale and leaseback transactions, entering into transactions with our affiliates and incurring liens. Certain events of default and covenants in the secured term loan facility are subject to certain thresholds and exceptions described in the agreement governing the secured term loan facility.

Revolving facilities

Our revolving facilities agreement originally dated 22 May 2015 (as amended on 7 October 2015, amended and restated on 4 April 2019, 4 March 2021 and 10 December 2021) (the “initial revolving facility”) allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £150 million from a syndicate of lenders with Bank of America Europe Designated Activity Company as agent and security trustee. As of 31 March 2023, we had £100 million in outstanding loans and £50 million in borrowing capacity under our revolving facilities agreement.

The revolving facilities agreement contains a financial maintenance covenant consistent with the note purchase agreement and secured term loan- facility. The initial revolving facility is scheduled to expire on 4 April 2025. Any amount still outstanding at that time will be due in full immediately on the applicable expiry date.

Our revolving facility agreement originally dated 14 October 2020 (as amended and restated on 4 March 2021, 13 December 2021 and 26 April 2022) (the “new revolving facility”) allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £75 million from Santander UK plc as original lender and with Santander UK plc as agent and with Bank of America Europe Designated Activity Company as security trustee. The general covenants under the new revolving facility are consistent with the initial revolving facility. As of 31 March 2023, we had £50 million in outstanding loans and £25 million in borrowing capacity under our revolving facility agreement. The new revolving facility has a maturity date of 25 June 2027.

On 26 April 2022 we entered into a new bilateral revolving facility agreement (the “bilateral revolving facility”) which allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £75 million from Bank of America, N.A., London Branch as original lender and with Bank of America Europe Designated Activity Company as agent and security trustee. The general covenants under the bilateral revolving facility agreement are consistent with the initial revolving facilities agreement. As of 31 March 2023, we had £50 million in outstanding loans and £25 million in borrowing capacity under our revolving facility agreement.

Our revolving facilities are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly owned subsidiaries of Manchester United plc.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not currently have any research and development policies in place.

OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. We estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 31 March 2023 is £145.4 million (30 June 2022: £112.4 million; 30 March 2022: £122.2 million). As of 31 March 2023, £5.3 million of these contingent fees are capitalized (30 June 2022: £6.2 million; 31 March 2022: £7.2 million).

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 31 March 2023, we believe receipt of £nil to be probable (30 June 2022: £nil; 30 March 2022: £nil).

Other commitments

In the ordinary course of business, we enter into capital commitments. These transactions are recognized in the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are more fully disclosed therein.

As of 31 March 2023, we had not entered into any other off-balance sheet transactions.

Manchester United plc

Interim consolidated statement of profit or loss - unaudited

		Three months ended 31 March		Nine months ended 31 March
	Note	2023 £’000	2022 £’000	2023 £’000	2022 £’000
Revenue from contracts with customers	6	170,048	152,848	481,070	464,749
Operating expenses	7	(176,675)	(175,370)	(507,959)	(509,190)
Profit on disposal of intangible assets	9	1,949	721	15,969	17,879
Operating loss		(4,678)	(21,801)	(10,920)	(26,562)
Finance costs		(14,657)	(17,676)	(30,777)	(40,267)
Finance income(1)		13,656	3,568	10,903	9,033
Net finance costs	10	(1,001)	(14,108)	(19,874)	(31,234)
Loss before income tax		(5,679)	(35,909)	(30,794)	(57,796)
Income tax credit	11	132	8,182	5,037	13,128
Loss for the period		(5,547)	(27,727)	(25,757)	(44,668)
Loss per share during the period:
Basic loss per share (pence)	12	(3.40)	(17.01)	(15.80)	(27.40)
Diluted loss per share (pence)(2)	12	(3.40)	(17.01)	(15.80)	(27.40)

(1) Each element of finance costs and finance income is split based on its position in both the 3 months ended 31 March 2023 and the 9 months ended 31 March 2023. In the current year, exchange rate fluctuations have resulted in income for the 3 months ended 31 March 2023 that is greater than the total net position across the 9 months ended 31 March 2023.

(1) For the three and nine months ended 31 March 2023 and the three and nine months ended 31 March 2022, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of comprehensive loss - unaudited

	Three months ended 31 March		Nine months ended 31 March
	2023 £’000	2022 £’000	2023 £’000	2022 £’000
Loss for the period	(5,547)	(27,727)	(25,757)	(44,668)
Other comprehensive loss:
Items that may be subsequently reclassified to profit or loss
Movement on hedges	(323)	3,787	1,395	4,953
Income tax credit/(expense) relating to movements on hedges	67	(947)	(352)	(1,238)
Other comprehensive (loss)/income for the period, net of income tax	(256)	2,840	1,043	3,715
Total comprehensive loss for the period	(5,803)	(24,887)	(24,714)	(40,953)

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet - unaudited

		As of
	Note	31 March 2023 £’000	30 June 2022 £’000	31 March 2022 £’000
ASSETS
Non-current assets
Property, plant and equipment	14	242,730	242,661	243,752
Right-of-use assets	15	2,952	4,072	4,510
Investment property	16	20,063	20,273	20,343
Intangible assets	17	843,307	743,278	776,525
Trade receivables	20	21,485	29,757	35,423
Derivative financial instruments	21	15,102	16,462	6,977
		1,145,639	1,056,503	1,087,530
Current assets
Inventories	19	2,645	2,200	2,692
Prepayments		16,595	15,534	19,388
Contract assets – accrued revenue	6.2	62,873	36,239	45,524
Trade receivables	20	60,321	49,210	56,763
Other receivables		2,031	1,569	1,032
Income tax receivable		4,410	4,590	834
Derivative financial instruments	21	5,894	6,597	2,362
Cash and cash equivalents	22	73,733	121,223	95,791
		228,502	237,162	224,386
Total assets		1,374,141	1,293,665	1,311,916

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet (continued) - unaudited

		As of
	Note	31 March 2023 £’000	30 June 2022 £’000	31 March 2022 £’000
EQUITY AND LIABILITIES
Equity
Share capital	23	53	53	53
Share premium		68,822	68,822	68,822
Treasury shares	24	(21,305)	(21,305)	(21,305)
Merger reserve		249,030	249,030	249,030
Hedging reserve		1,993	950	804
Accumulated losses		(194,085)	(170,042)	(85,917)
Total equity		104,508	127,508	211,487
Non-current liabilities
Deferred tax liabilities	18	1,939	7,402	22,882
Contract liabilities – deferred revenue	6.2	3,842	16,697	19,057
Trade and other payables	25	155,903	102,347	97,043
Borrowings	26	521,482	530,365	489,240
Lease liabilities	15	2,367	2,869	2,909
Derivative financial instruments	21	1,303	49	456
Provisions	27	91	11,586	4,805
		686,927	671,315	636,392
Current liabilities
Contract liabilities – deferred revenue	6.2	130,081	165,847	140,047
Trade and other payables	25	235,508	220,587	216,190
Income tax liabilities		-	-	2,189
Borrowings	26	203,665	105,757	102,295
Lease liabilities	15	792	1,561	1,636
Derivative financial instruments	21	48	32	673
Provisions	27	12,612	1,058	1,007
		582,706	494,842	464,037
Total equity and liabilities		1,374,141	1,293,665	1,311,916

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of changes in equity - unaudited

	Share capital £’000	Share premium £’000	Treasury shares £’000	Merger reserve £’000	Hedging reserve £’000	Accumulated losses £’000	Total equity £’000
Balance at 30 June 2021	53	68,822	(21,305)	249,030	(10,436)	(13,652)	272,512
Loss for the period	-	-	-	-	-	(44,668)	(44,668)
Cash flow hedges	-	-	-	-	4,953	-	4,953
Tax expense relating to movement on hedges	-	-	-	-	(1,238)	-	(1,238)
Total comprehensive income/(loss) for the period	-	-	-	-	3,715	(44,668)	(40,953)
Equity-settled share-based payments	-	-	-	-	-	1,489	1,489
Reclassified	-	-	-	-	7,525	(7,525)	-
Dividends paid	-	-	-	-	-	(21,561)	(21,561)
Balance at 31 March 2022	53	68,822	(21,305)	249,030	804	(85,917)	211,487
Loss for the period	-	-	-	-	-	(70,842)	(70,842)
Cash flow hedges	-	-	-	-	195	-	195
Tax expense relating to movement on hedges	-	-	-	-	(49)	-	(49)
Total comprehensive income/(loss) for the period	-	-	-	-	146	(70,842)	(70,696)
Equity-settled share-based payments	-	-	-	-	-	(1,291)	(1,291)
Dividends paid	-	-	-	-	-	(11,992)	(11,992)
Balance at 30 June 2022	53	68,822	(21,305)	249,030	950	(170,042)	127,508
Loss for the period	-	-	-	-	-	(25,757)	(25,757)
Cash flow hedges	-	-	-	-	1,395	-	1,395
Tax expense relating to movement on hedges	-	-	-	-	(352)	-	(352)
Total comprehensive income/(loss) for the period	-	-	-	-	1,043	(25,757)	(24,714)
Equity-settled share-based payments	-	-	-	-	-	1,714	1,714
Balance at 31 March 2023	53	68,822	(21,305)	249,030	1,993	(194,085)	104,508

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of cash flows - unaudited

		Three months ended 31 March		Nine months ended 31 March
	Note	2023 £’000	2022 £’000	2023 £’000	2022 £’000
Cash flow from operating activities
Cash generated from operations	28	65,208	31,708	12,194	77,828
Interest paid		(11,054)	(8,284)	(25,277)	(18,237)
Interest received		130	2	207	5
Tax paid		(220)	(246)	(612)	(4,347)
Net cash inflow/(outflow) from operating activities		54,064	23,180	(13,488)	55,249
Cash flow from investing activities
Payments for property, plant and equipment		(2,717)	(721)	(9,816)	(6,223)
Payments for intangible assets(1)		(14,824)	(10,419)	(144,716)	(101,334)
Proceeds from sale of intangible assets(1)		6,098	7,226	19,831	20,241
Net cash outflow from investing activities		(11,443)	(3,914)	(134,701)	(87,316)
Cash flow from financing activities
Proceeds from borrowings		-	-	100,000	40,000
Principal elements of lease payments		(153)	(436)	(1,602)	(1,284)
Dividends paid		-	(10,892)	-	(21,561)
Net cash (outflow)/inflow from financing activities		(153)	(11,328)	98,398	17,155
Effects of exchange rate movements on cash and cash equivalents		220	419	2,301	45
Net increase/(decrease) in cash and cash equivalents		42,688	8,357	(47,490)	(14,867)
Cash and cash equivalents at beginning of period		31,045	87,434	121,223	110,658
Cash and cash equivalents at end of period	22	73,733	95,791	73,733	95,791

(1) Payments and proceeds for intangible assets primarily relate to player and key football management staff registrations. When acquiring or selling players’ and key football management staff registrations it is normal industry practice for payment terms to spread over more than one year. Details of registrations additions and disposals are provided in Note 17. Trade payables in relation to the acquisition of registrations at reporting date are provided in Note 25. Trade receivables in relation to the disposal of registrations at the reporting date are provided in Note 20.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

1            General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands. The Company’s shares are listed on the New York Stock Exchange under the symbol “MANU”.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These interim consolidated financial statements were approved for issue by the board of directors on 28 June 2023.

2            Basis of preparation

The interim consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2022, as filed with the Securities and Exchange Commission on 23 September 2022, contained within the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The report of the auditors on those financial statements was unqualified and did not contain an emphasis of matter paragraph. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

Going concern

The Group has cash resources as of 31 March 2023 of £73.7 million, with all funds held as cash and cash equivalents and therefore available on demand. As of 31 March 2023, the Group also has access to undrawn revolving facilities of £100 million.

The Group’s debt facilities include the $425 million senior secured notes and the $225 million secured term loan facility, the majority of which attract fixed interest rates. As of 31 March 2023, the Group also has £200 million of outstanding loans under our revolving facilities. The Group’s secured notes and term loan mature in 2027 and 2029 respectively. Of the Group’s total available revolving facilities of £300 million, £150 million expires in 2025 and £150m expires in 2027. As of 31 March 2023, the Group was in compliance with all debt covenants.

As a result of a detailed assessment, including prudent assumptions around the men’s first team’s performance, and with reference to the Group’s balance sheet, existing committed facilities, but also acknowledging the inherent uncertainty of the current economic outlook, Management has concluded that the Group is able to meet its obligations when they fall due for a period of at least 12 months after the date of this report. For this reason, the Group continues to adopt the going concern basis for preparing the unaudited interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

3            Accounting policies

The accounting policies adopted are consistent with those of the consolidated financial statements for the year ended 30 June 2022, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

New and amended standards and interpretations adopted by the Group

No new or amended IFRS standards or interpretations, effective for the first time for the financial year beginning on 1 July 2022, have had a material impact on the interim consolidated financial statements of the Group.

New and amended standards and interpretations issued but not yet adopted

There are no IFRS or IFRS IC interpretations that are not yet effective that would be expected to have a material impact on the Group in the future reporting periods or on foreseeable future transactions.

4            Critical estimates and judgments

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be:

•	Estimate of minimum guarantee revenue recognition – see Note 5
•	Estimate of fair value of registrations – see Note 17
•	Recognition of deferred tax assets – see Note 18
•	Recognition of tax related provisions – see Note 27

Management does not consider there to be any significant judgements in the preparation of the financial statements.

In preparing these interim consolidated financial statements, the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2022.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

5            Seasonality of revenue

We experience seasonality in our revenue and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognized. This is particularly evident in the 2022/23 season, in which the Premier League Season paused for six weeks in November 2022 for the FIFA World Cup to take place. Similarly, certain of our costs are derived from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in European competitions and domestic cups could result in significant additional Matchday and Broadcasting revenue, and consequently we may also recognize the most revenue in our fourth fiscal quarter in those years.

i)            Commercial

Commercial revenue (whether settled in cash or value in kind) comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, revenue receivable from retailing Manchester United branded merchandise in the UK and licensing the manufacture, distribution and sale of such goods globally, and fees for the Manchester United men’s first team undertaking tours. Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis). Retail revenue is recognized when control of the products has transferred, being at the point of sale to the customer. License revenue in respect of right to access licences is recognized in line with the performance obligations included within the contract, in instances where these remain the same over the duration of the contract, revenue is recognized evenly on a time elapsed (i.e. straight-line) basis. Sales-based royalty revenue is recognized only when the subsequent sale is made.

Significant estimates

A number of sponsorship contracts contain significant estimates in relation to the allocation and recognition of revenue in line with performance obligations. Minimum guaranteed revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis).

The Group has a 10-year agreement with adidas which began on 1 August 2015. The minimum guarantee payable by adidas over the term of the agreement is £750 million, subject to certain adjustments. Payments due in a particular year may increase if the club’s men’s first team wins the Premier League, FA Cup or Champions League, or decrease if the club’s men’s first team fails to participate in the Champions League for two or more consecutive seasons with the maximum possible increase being £4 million per year and the maximum possible reduction being 30% of the applicable payment for the year in which the second or other consecutive season of non-participation falls. Participation in the UEFA Champions League is typically secured via a top 4 finish in the Premier League or winning the UEFA Europa League. Revenue is currently being recognized based on management’s estimate as at 31 March 2023 that the full minimum guarantee amount is the most likely amount that will be received, as management does not expect two consecutive seasons of non-participation in the Champions League.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

5            Seasonality of revenue (continued)

ii)          Broadcasting

Broadcasting revenue represents revenue receivable from all UK and overseas broadcasting contracts, including contracts negotiated centrally by the Premier League and UEFA. Distributions from the Premier League comprise a fixed element (which is recognized evenly as each performance obligation is satisfied i.e. as each Premier League match is played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective performance obligation is satisfied i.e. the respective match is played), and merit awards (which, being variable consideration, are recognized when each performance obligation is satisfied i.e. as each Premier League match is played, based on management’s estimate of where the men’s first team will finish at the end of the football season i.e. the most likely outcome and to the extent that it is deemed highly probably that no revenue recognized will be reversed). Distributions from UEFA relating to participation in European competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other Premier League clubs in the competition), fixed amounts for participation in individual matches (which are recognized when the matches are played) and an individual club coefficient share (which is recognized over the group stage matches).

iii)         Matchday

Matchday revenue is recognized based on matches played throughout the year with revenue from each match (including season ticket allocated amounts) only being recognized when the performance obligation is satisfied i.e. the match has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is used. Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from domestic cup matches not played at Old Trafford, and fees for arranging other events at the Old Trafford stadium. As the Group acts as the principal in the sale of match tickets, the share of gate receipts payable to the other participating club and competition organizer for domestic cup matches played at Old Trafford is treated as an operating expense.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

6            Revenue from contracts with customers

6.1         Disaggregation of revenue from contracts with customers

The principal activity of the Group is the operation of men’s and women’s professional football clubs. All of the activities of the Group support the operation of the football clubs and the success of the men’s first team in particular is critical to the on-going development of the Group. Consequently, the chief operating decision maker (being the Board and executive officers of Manchester United plc) regards the Group as operating in one material segment, being the operation of professional football clubs.

All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	Three months ended 31 March		Nine months ended 31 March
	2023 £’000	2022 £’000	2023 £’000	2022 £’000
Sponsorship	40,966	39,181	149,200	110,665
Retail, merchandising, apparel & product licensing	28,425	26,403	86,268	83,692
Commercial	69,391	65,584	235,468	194,357
Domestic competitions	44,383	41,017	116,409	110,279
European competitions	5,064	8,908	23,646	65,721
Other	1,306	1,615	4,490	5,295
Broadcasting	50,753	51,540	144,545	181,295
Matchday	49,904	35,724	101,057	89,097
	170,048	152,848	481,070	464,749

6.2         Assets and liabilities related to contracts with customers

Details of movements on assets related to contracts with customers are as follows:

Current contract assets – accrued revenue £’000
At 1 July 2021	40,544
Recognized in revenue during the period	44,233
Cash received/amounts invoiced during the period	(39,252)
At 31 March 2022	45,525
Recognized in revenue during the period	(9,285)
Cash received/amounts invoiced during the period	(1)
At 30 June 2022	36,239
Recognized in revenue during the period	73,334
Cash received/amounts invoiced during the period	(46,700)
At 31 March 2023	62,873

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

6            Revenue from contracts with customers (continued)

6.2        Assets and liabilities related to contracts with customers (continued)

A contract asset (accrued revenue) is recognized if Commercial, Broadcasting or Matchday revenue performance obligations are satisfied prior to unconditional consideration being due under the contract.

Details of movements on liabilities related to contracts with customers are as follows:

	Current contract liabilities – deferred revenue £’000	Non-current contract liabilities – deferred revenue £’000	Total contract liabilities – deferred revenue £’000
At 1 July 2021	(117,984)	(22,942)	(140,926)
Recognized in revenue during the period	97,078	-	97,078
Cash received/amounts invoiced during the period	(115,256)	-	(115,256)
Reclassified to current during the period	(3,885)	3,885	-
At 31 March 2022	(140,047)	(19,057)	(159,104)
Recognized in revenue during the period	10,923	-	10,923
Cash received/amounts invoiced during the period	(34,363)	-	(34,363)
Reclassified to current during the period	(2,360)	2,360	-
At 30 June 2022	(165,847)	(16,697)	(182,544)
Recognized in revenue during the period	156,407	-	156,407
Cash received/amounts invoiced during the period	(107,786)	-	(107,786)
Reclassified to current during the period	(12,855)	12,855	-
At 31 March 2023	(130,081)	(3,842)	(133,923)

Commercial, broadcasting and matchday consideration which is received in advance of the performance obligation being satisfied is treated as a contract liability (deferred revenue). The deferred revenue is then recognized as revenue when the performance obligation is satisfied. The Group receives substantial amounts of deferred revenue prior to the previous financial year end which is then recognized as revenue throughout the current and, where applicable, future financial years.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

7            Operating expenses

	Three months ended 31 March		Nine months ended 31 March
	2023 £’000	2022 £’000	2023 £’000	2022 £’000
Employee benefit expenses	(85,026)	(101,774)	(244,592)	(288,024)
Depreciation - property, plant and equipment (Note 14)	(2,971)	(3,006)	(8,898)	(9,265)
Depreciation – right-of-use assets (Note 15)	(426)	(445)	(1,446)	(1,316)
Depreciation - investment property (Note 16)	(70)	(70)	(210)	(210)
Amortization (Note 17)	(42,922)	(39,444)	(128,032)	(113,231)
Sponsorship, other commercial and broadcasting costs	(6,060)	(3,237)	(21,125)	(13,231)
External Matchday costs	(15,371)	(8,033)	(29,030)	(20,471)
Property costs	(4,907)	(4,276)	(14,425)	(9,522)
Other operating expenses	(18,922)	(15,085)	(60,201)	(43,928)
Exceptional items (Note 8)	-	-	-	(9,992)
	(176,675)	(175,370)	(507,959)	(509,190)

8            Exceptional items

	Three months ended 31 March		Nine months ended 31 March
	2023 £’000	2022 £’000	2023 £’000	2022 £’000
Compensation paid for loss of office	-	-	-	(9,127)
Football League pension scheme deficit (Note 29)	-	-	-	(865)
	-	-	-	(9,992)

Compensation paid for loss of office relates to amounts payable to a former men’s first team manager and certain members of the coaching staff.

The Football League pension scheme deficit reflects the present value of the additional contributions the Group is expected to pay to remedy the revised deficit of the scheme pursuant to the latest triennial actuarial valuation.

9            Profit on disposal of intangible assets

	Three months ended 31 March		Nine months ended 31 March
	2023 £’000	2022 £’000	2023 £’000	2022 £’000
Profit on disposal of registrations	1,949	47	15,969	16,705
Player loan income	-	674	-	1,174
	1,949	721	15,969	17,879

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

10          Net finance costs

	Three months ended 31 March		Nine months ended 31 March
	2023 £’000	2022 £’000	2023 £’000	2022 £’000
Interest payable on bank loans and overdrafts	(427)	(372)	(1,633)	(1,316)
Interest payable on secured term loan facility, senior secured notes and revolving facilities	(8,257)	(4,994)	(22,019)	(14,254)
Interest payable on lease liabilities (Note 15)	(18)	(22)	(82)	(72)
Amortization of issue costs on secured term loan facility and senior secured notes	(188)	(174)	(553)	(528)
Foreign exchange losses on retranslation of unhedged US dollar borrowings (1)	-	(11,102)	-	(21,662)
Unwinding of discount on deferred payments relating to registrations	(2,317)	(584)	(5,794)	(1,797)
Interest on provisions	(60)	-	(198)	-
Hedge ineffectiveness on cash flow hedges	-	(428)	-	(638)
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	(3,390)	-	(498)	-
Total finance costs	(14,657)	(17,676)	(30,777)	(40,267)
Interest receivable on short-term bank deposits	129	2	320	5
Foreign exchange gains on retranslation of unhedged US dollar borrowings (2)	12,997	-	10,294	-
Hedge ineffectiveness on cash flow hedges	530	-	289	-
Reclassified from hedging reserve (3)	-	-	-	326
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	-	3,566	-	8,702
Total finance income	13,656	3,568	10,903	9,033
Net finance costs	(1,001)	(14,108)	(19,874)	(31,234)

(1) Unrealized foreign exchange losses on unhedged USD borrowings due to an unfavourable swing in foreign exchange rates.

(2)  Unrealized foreign exchange gains on unhedged USD borrowings due to a favourable swing in foreign exchange rates.

(3) Foreign exchange losses immediately reclassified from the hedging reserve for hedged future revenues no longer meeting the hedge accounting criteria due to a change in denomination of the contract currency.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

11          Income tax credit

	Three months ended 31 March		Nine months ended 31 March
	2023 £’000	2022 £’000	2023 £’000	2022 £’000
Current tax
Current tax on loss for the period	(70)	(58)	(206)	(173)
Foreign tax	(205)	(247)	(572)	(601)
Total current tax expense	(275)	(305)	(778)	(774)
Deferred tax
Origination and reversal of temporary differences	407	8,487	5,815	13,902
Total deferred tax credit	407	8,487	5,815	13,902
Total income tax credit	132	8,182	5,037	13,128

Tax is recognized based on management’s estimate of the weighted average annual tax rate expected for the full financial year. Based on current forecasts, the estimated weighted average annual tax rate used for the year to 30 June 2023 is 18.22% (30 June 2022: (23.75%)).

The current year estimated weighted average annual tax rate of 18.22% is driven by UK deferred tax movements, recognized at the current UK Corporation tax rate of 25%, effective from April 2023. The impact of deferred tax being recognised at 25% is negated by costs not deductible in the UK associated with the strategic review.

The prior year estimated weighted average annual tax rate of 23.43% was also largely driven by the UK deferred tax movements.

In addition to the amounts recognized in the statement of profit or loss, the following amounts relating to tax have been recognized in other comprehensive income:

	Three months ended 31 March		Nine months ended 31 March
	2023 £’000	2022 £’000	2023 £’000	2022 £’000
Deferred tax (Note 18)	67	(947)	(352)	(1,238)
Total income tax credit/(expense) recognized in other comprehensive income	67	(947)	(352)	(1,238)

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

12          Loss per share

	Three months ended 31 March		Nine months ended 31 March
	2023	2022	2023	2022
Loss for the period (£’000)	(5,547)	(27,727)	(25,757)	(44,668)
Basic loss per share (pence)	(3.40)	(17.01)	(15.80)	(27.40)
Diluted loss per share (pence) (1)	(3.40)	(17.01)	(15.80)	(27.40)

(i)          Basic loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of ordinary shares in issue during the period.

(ii)         Diluted loss per share

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year, or, if later, the date of issue of the potential ordinary shares.

(iii)        Weighted average number of shares used as the denominator

	Three months ended 31 March		Nine months ended 31 March
	2023 Number ‘000	2022 Number ‘000	2023 Number ‘000	2022 Number ‘000
Class A ordinary shares	52,013	54,478	52,013	51,112
Class B ordinary shares	112,732	110,208	112,732	113,571
Treasury shares	(1,683)	(1,683)	(1,683)	(1,683)
Weighted average number of ordinary shares used as the denominator in calculating basic loss per share	163,062	163,003	163,062	163,000
Adjustment for calculation of diluted loss per share assumed conversion into Class A ordinary shares(1)	-	-	-	-
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted loss per share(1)	163,062	163,003	163,062	163,000

(1) For the three and nine months ended 31 March 2023 and the three and nine months ended 31 March 2022, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

13          Dividends

Dividends paid in the nine months ended 31 March 2023 amounted to £nil. Dividends paid in the nine months ended 31 March 2022 amounted to $29,339,000 ($0.18 per share), the pounds sterling equivalent of which was £21,561,000.

14          Property, plant and equipment

	Freehold property £’000	Plant and machinery £’000	Fixtures and fittings £’000	Total £’000
At 1 July 2022
Cost	281,377	39,562	75,394	396,333
Accumulated depreciation	(63,261)	(34,293)	(56,118)	(153,672)
Net book amount	218,116	5,269	19,276	242,661
Nine months ended 31 March 2023
Opening net book amount	218,116	5,269	19,276	242,661
Additions	2,611	1,734	4,622	8,967
Depreciation charge	(2,559)	(1,952)	(4,387)	(8,898)
Closing net book amount	218,168	5,051	19,511	242,730
At 31 March 2023
Cost	283,988	41,296	80,016	405,300
Accumulated depreciation	(65,820)	(36,245)	(60,505)	(162,570)
Net book amount	218,168	5,051	19,511	242,730

At 1 July 2021
Cost	278,987	38,309	73,528	390,824
Accumulated depreciation	(59,867)	(32,964)	(50,934)	(143,765)
Net book amount	219,120	5,345	22,594	247,059
Nine months ended 31 March 2022
Opening net book amount	219,120	5,345	22,594	247,059
Additions	2,230	1,612	2,116	5,958
Transfers	-	232	(232)	-
Depreciation charge	(2,544)	(2,255)	(4,466)	(9,265)
Closing net book amount	218,806	4,934	20,012	243,752
At 31 March 2022
Cost	281,217	40,182	75,383	396,782
Accumulated depreciation	(62,411)	(35,248)	(55,371)	(153,030)
Net book amount	218,806	4,934	20,012	243,752

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

15	Leases

(i)            Amounts recognized in the consolidated balance sheet

The balance sheet shows the following amounts relating to leases:

Right-of-use assets:

	31 March 2023 £’000	30 June 2022 £’000	31 March 2022 £’000
Property	2,579	3,655	4,123
Plant and machinery	373	417	387
Total	2,952	4,072	4,510

Additions to right-of-use assets for the nine months ended 31 March 2023 amounted £331,000 (year ended 30 June 2022: £1,428,000; nine months ended 31 March 2022: £1,443,000).

Lease liabilities:

	31 March 2023 £’000	30 June 2022 £’000	31 March 2022 £’000
Current	792	1,561	1,636
Non-current	2,367	2,869	2,909
Total lease liabilities	3,159	4,430	4,545

The following table provides an analysis of the movements in lease liabilities:

£’000
At 1 July 2021	4,340
Cash flows	(1,309)
Additions	1,443
Accretion expense	71
At 31 March 2022	4,545
Cash flows	(141)
Accretion expense	26
At 30 June 2022	4,430
Cash flows	(1,703)
Additions	330
Accretion expense	102
At 31 March 2023	3,159

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

15           Leases (continued)

(ii)           Amounts recognized in the consolidated statement of profit or loss:

	Three months ended 31 March		Nine months ended 31 March
	2023 £’000	2022 £’000	2023 £’000	2022 £’000
Depreciation charge of right -of-use assets
Property	(346)	(393)	(1,076)	(1,165)
Plant and machinery	(80)	(52)	(370)	(151)
	(426)	(445)	(1,446)	(1,316)
Interest expense (included in finance costs)	(18)	(22)	(82)	(72)
Expense relating to short-term leases (included in operating expenses)	(93)	(182)	(287)	(368)
Expense relating to low value leases (included in operating expenses)	-	(11)	-	(32)

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

16           Investment property

Total £’000
At 1 July 2022
Cost	32,193
Accumulated depreciation and impairment	(11,920)
Net book amount	20,273
Nine months ended 31 March 2023
Opening net book amount	20,273
Depreciation charge	(210)
Closing net book amount	20,063
At 31 March 2023
Cost	32,193
Accumulated depreciation and impairment	(12,130)
Net book amount	20,063

At 1 July 2021
Cost	32,193
Accumulated depreciation and impairment	(11,640)
Net book amount	20,553
Nine months ended 31 March 2022
Opening net book amount	20,553
Depreciation charge	(210)
Closing net book amount	20,343
At 31 March 2022
Cost	32,193
Accumulated depreciation and impairment	(11,850)
Net book amount	20,343

Investment properties were externally valued as of 30 June 2022 in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation - Global Standards 2017 on the basis of Fair Value (as defined in the Standards). The fair value of investment properties as of 30 June 2022 was £38,250,000. Management has considered the carrying amount of investment property as of 31 March 2023 and concluded that, as there are no indicators of impairment, an impairment test is not required.

The fair value of investment properties is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

17           Intangible assets

	Goodwill £’000	Registrations £’000	Other intangible assets £’000	Total £’000
At 1 July 2022
Cost	421,453	779,197	18,817	1,219,467
Accumulated amortization	-	(462,986)	(13,203)	(476,189)
Net book amount	421,453	316,211	5,614	743,278
Nine months ended 31 March 2023
Opening net book amount	421,453	316,211	5,614	743,278
Additions	-	235,130	1,742	236,872
Disposals	-	(8,811)	-	(8,811)
Amortization charge	-	(125,823)	(2,209)	(128,032)
Closing net book amount	421,453	416,707	5,147	843,307
At 31 March 2023
Cost	421,453	982,275	20,559	1,424,287
Accumulated amortization	-	(565,568)	(15,412)	(580,980)
Net book amount	421,453	416,707	5,147	843,307

At 1 July 2021
Cost	421,453	861,210	16,644	1,299,307
Accumulated amortization	-	(533,223)	(11,617)	(544,840)
Net book amount	421,453	327,987	5,027	754,467
Nine months ended 31 March 2022
Opening net book amount	421,453	327,987	5,027	754,467
Additions	-	147,381	2,299	149,680
Disposals	-	(14,391)	-	(14,391)
Amortization charge	-	(111,329)	(1,902)	(113,231)
Closing net book amount	421,453	349,648	5,424	776,525
At 31 March 2022
Cost	421,453	982,384	18,045	1,421,882
Accumulated amortization	-	(632,736)	(12,621)	(645,357)
Net book amount	421,453	349,648	5,424	776,525

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

17           Intangible assets (continued)

Impairment tests for goodwill

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment.

An impairment test has been performed on the carrying value of goodwill based on value-in-use calculations. The value-in-use calculations have used pre-tax cash flow projections based on the financial budgets approved by management covering a five year period. The budgets are based on past experience in respect of revenues, variable and fixed costs, registrations and other capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five year period are extrapolated using a terminal growth rate of 2.0% (2022: 2.0%), which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.

The other key assumptions used in the value in use calculations for each period are the pre-tax discount rate, which has been determined at 11.8% (2022: 8.4%) for each period and certain assumptions around progression in and qualification for domestic and European cup competitions, notably the Champions League.

Management determined budgeted revenue growth based on historic performance and its expectations of market development. The discount rates are pre-tax and reflect the specific risks relating to the business.

The following sensitivity analysis was performed:

●	increase the discount rate by 1% (post-tax);

●	more prudent assumptions around qualification for European competitions; and

●	increase future capital expenditure.

In each of these scenarios the estimated recoverable amount substantially exceeds the carrying value for the cash generating unit and accordingly no impairment was identified.

Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Significant estimates – fair value of registrations

The costs associated with the acquisition of players’ and key football management staff registrations include an estimate of the fair value of any contingent consideration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual basis. The maximum additional amount that could be payable as of 31 March 2023 is disclosed in Note 31.1. The estimate over the probability of contingent consideration payable could impact the net book value of registrations and amortization recognized in the statement of profit or loss.

Other intangible assets

Other intangible assets include internally generated assets whose cost and accumulated amortization as of 31 March 2023 was £2,103,000 and £2,103,000 respectively (31 March 2022: £2,103,000 and £2,069,000 respectively).

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

18           Deferred tax

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset) for financial reporting purposes:

	31 March 2023 £’000	30 June 2022 £’000	31 March 2022 £’000
Net deferred tax liability	(1,939)	(7,402)	(22,882)

The movements in the net deferred tax liability are as follows:

	31 March 2022 £’000	30 June 2022 £’000	31 March 2022 £’000
At the beginning of the period	(7,402)	(35,546)	(35,546)
Credited/(expensed) to the statement of profit or loss (Note 11)	5,815	29,431	13,902
(Expensed)/credited to other comprehensive income (Note 11)	(352)	(1,287)	(1,238)
At the end of the period	(1,939)	(7,402)	(22,882)

Group profits are subject to both UK and US corporate tax. The current US federal corporate income tax rate is 21% compared to the UK corporation tax rate of 25%. As the UK corporation tax rate is higher than the US federal corporate income tax rate, it is forecast that all future US cash tax will be sheltered by foreign tax credits derived from UK tax paid. A potential US deferred tax asset at the period end has therefore not been recognised as it is not forecast to give rise to a future economic benefit. Future increases in the US federal corporate income tax rate could result in the recognition of the US deferred tax asset.

Significant estimates – recognition of deferred tax assets

Deferred tax assets are recognized only to the extent that it is probable that the associated deductions will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilized, provided the asset can be reliably quantified. In estimating future taxable profit, management use “base case” approved forecasts which incorporate a number of assumptions, including a prudent level of future uncontracted revenue in the forecast period. In arriving at a judgment in relation to the recognition of deferred tax assets, management considers the regulations applicable to tax, advice on their interpretation and potential future business planning. Future taxable income may be higher or lower than estimates made when determining whether it is appropriate to record a tax asset and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessing the recognition of deferred tax assets in future periods.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

19           Inventories

	31 March 2023 £’000	30 June 2022 £’000	31 March 2022 £’000
Finished goods	2,645	2,200	2,692

The cost of inventories recognized as an expense and included in operating expenses for the nine months ended 31 March 2023 amounted to £10,069,000 (year ended 30 June 2022: £11,345,000; nine months ended 31 March 2022: £9,156,000).

20           Trade receivables

	31 March 2023 £’000	30 June 2022 £’000	31 March 2022 £’000
Trade receivables	96,540	91,207	100,679
Less: provision for impairment of trade receivables	(14,734)	(12,240)	(8,493)
Net trade receivables	81,806	78,967	92,186
Less: non-current portion
Trade receivables	21,485	29,757	35,423
Current trade receivables	60,321	49,210	56,763

Net trade receivables include transfer fees receivable from other football clubs of £49,907,000 (30 June 2022: £50,418,000; 31 March 2022: £56,124,000) of which £21,484,000 (30 June 2022: £29,757,000; 31 March 2022: £35,423,000) is receivable after more than one year. Net trade receivables also include £26,495,000 (30 June 2022: £19,903,000; 31 March 2022: £32,194,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as contract liabilities - deferred revenue.

Gross contractual trade receivables pre discounting as at 31 March 2023 were £83,034,000 (30 June 2022: £80,150,000; 31 March 2022: £93,616,000).

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

21           Derivative financial instruments

	31 March 2023		30 June 2022		31 March 2022
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000	£’000	£’000
Used for hedging:
Interest rate swaps	3,809	-	2,458	-	890	-
Forward foreign exchange contracts	-	-	-	-	-	(32)
At fair value through profit or loss:
Embedded foreign exchange derivatives	16,093	-	20,286	-	8,449	(135)
Forward foreign exchange contracts	1,094	(1,351)	315	(81)	-	(962)
	20,996	(1,351)	23,059	(81)	9,339	(1,129)
Less non-current portion:
Used for hedging:
Interest rate swaps	3,809	-	2,458	-	890	-
At fair value through profit or loss:
Embedded foreign exchange derivatives	10,737	-	13,786	-	6,087	(42)
Forward foreign exchange contracts	556	(1,303)	218	(49)	-	(414)
Non-current derivative financial instruments	15,102	(1,303)	16,462	(49)	6,977	(456)
Current derivative financial instruments	5,894	(48)	6,597	(32)	2,362	(673)

Fair value hierarchy

Derivative financial instruments are carried at fair value. The different levels used in measuring fair value have been defined in accounting standards as follows:

●	Level 1 – the fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period.

●	Level 2 - the fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

●	Level 3 – if one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

All of the financial instruments detailed above are included in Level 2.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

22           Cash and cash equivalents

	31 March 2023 £’000	30 June 2022 £’000	31 March 2022 £’000
Cash at bank and in hand	73,733	121,223	95,791

Cash and cash equivalents for the purposes of the interim consolidated statement of cash flows are as above.

23	Share capital

	Number of shares (thousands)	Ordinary shares £’000
At 1 July 2021	164,677	53
Employee share-based compensation awards – issue of shares	9	-
At 31 March 2022	164,686	53
Employee share-based compensation awards – issue of shares	59	-
At 30 June 2022	164,745	53
Employee share-based compensation awards – issue of shares	-	-
At 31 March 2023	164,745	53

The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares, each with a par value of $0.0005. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

As of 31 March 2023, the Company’s issued share capital comprised 54,537,360 Class A ordinary shares and 110,207,613 Class B ordinary shares.

1,682,896 Class A ordinary shares are currently held in treasury. Distributable reserves have been reduced by £21,305,000, being the consideration paid for these shares. See Note 24.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

24	Treasury shares

	Number of shares (thousands)	£’000
At 1 July 2021	(1,683)	(21,305)
Acquisition of shares	-	-
At 31 March 2022	(1,683)	(21,305)
Acquisition of shares	-	-
At 30 June 2022	(1,683)	(21,305)
Acquisition of shares	-	-
At 31 March 2023	(1,683)	(21,305)

25           Trade and other payables

	31 March 2023 £’000	30 June 2022 £’000	31 March 2022 £’000
Trade payables	290,350	192,863	195,865
Other payables	15,099	18,982	19,212
Accrued expenses	70,816	89,016	81,541
Social security and other taxes	15,146	22,073	16,615
	391,411	322,934	313,233
Less: non-current portion
Trade payables	155,269	101,301	95,848
Other payables	634	1,046	1,195
Non-current trade and other payables	155,903	102,347	97,043
Current trade and other payables	235,508	220,587	216,190

Trade payables include transfer fees and other associated costs in relation to the acquisition of player registrations of £279,862,000 (30 June 2022: £181,545,000; 31 March 2022: £183,632,000) of which £155,269,000 (30 June 2022: £101,301,000; 31 March 2022: £95,848,000) is due after more than one year. Of the amount due after more than one year, £77,374,000 (30 June 2022: £54,732,000; 31 March 2022: £51,233,000) is expected to be paid between 1 and 2 years, and the balance of £77,895,000 (30 June 2022: £46,569,000; 31 March 2022: £44,615,000) is expected to be paid between 2 and 5 years.

Gross contractual trade payables pre discounting as at 31 March 2023 were £307,076,000 (30 June 2022: £196,396,000; 31 March 2022: £200,213,000). The fair value of other payables is not materially different to their carrying amount.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

26           Borrowings

	31 March 2023 £’000	30 June 2022 £’000	31 March 2022 £’000
Senior secured notes	341,361	347,173	320,284
Secured term loan facility	180,121	183,192	168,956
Revolving credit facilities	200,000	100,000	100,000
Accrued interest on senior secured notes and revolving credit facilities	3,665	5,757	2,295
	725,147	636,122	591,535
Less: non-current portion
Senior secured notes	341,361	347,173	320,284
Secured term loan facility	180,121	183,192	168,956
Non-current borrowings	521,482	530,365	489,240
Current borrowings	203,665	105,757	102,295

The senior secured notes of £341,361,000 (30 June 2022: £347,173,000; 31 March 2022: £320,284,000) is stated net of unamortized issue costs amounting to £2,239,000 (30 June 2022: £2.591,000; 31 March 2022: £2,712,000). The outstanding principal amount of the senior secured notes is $425,000,000 (30 June 2022: $425,000,000; 31 March 2022: $425,000,000). The senior secured notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The senior secured notes mature on 25 June 2027.

The senior secured notes were issued by our wholly-owned subsidiary, Manchester United Football Club Limited, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and are secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly-owned subsidiaries of Manchester United plc.

The secured term loan facility of £180,121,000 (30 June 2022: £183,192,000; 31 March 2022: £168,956,000) is stated net of unamortized issue costs amounting to £1,785,000 (30 June 2022: £1,979,000; 31 March 2022: £2,043,000). The outstanding principal amount of the secured term loan facility is $225,000,000 (30 June 2022: $225,000,000; 31 March 2022: $225,000,000). The secured term loan facility attracts interest of the Secured Overnight Financing Rate (SOFR) plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

The secured term loan facility was provided to our wholly-owned subsidiary, Manchester United Football Club Limited, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and is secured against substantially all of the assets of each of those entities. These entities are wholly owned subsidiaries of Manchester United plc.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

26           Borrowings (continued)

The Group also has £200,000,000 (30 June 2022: £100,000,000; 31 March 2022: £100,000,000) in outstanding loans and £100,000,000 (30 June 2022: £200,000,000; 31 March 2022: £100,000,000) in borrowing capacity under our revolving facilities. £150,000,000 of the facilities terminate on 4 April 2025 and the remainder terminates on 25 June 2027.

The Group has complied with all covenants under its revolving facilities, the secured term loan facility and the note purchase agreement governing the senior secured notes during the 2023 and 2022 reporting periods.

27           Provisions

	Other(1)	Tax(2)	Total
	£’000	£’000	£’000
At 1 July 2021	722	4,080	4,802
Charged to profit or loss:
Additional provisions recognized	285	725	1,010
At 31 March 2022	1,007	4,805	5,812
Charged to profit or loss:
Reassessment of provisions	136	1,259	1,395
Additional provisions recognized	-	5,437	5,437
At 30 June 2022	1,143	11,501	12,644
Charged/(credited) to profit or loss:
Reassessment of provisions	(331)	96	(235)
Additional provisions recognised	-	294	294
At 31 March 2023	812	11,891	12,703
Less: non-current portion
Provisions	(91)	-	(91)
Current provisions	721	11,891	12,612

(1) Other provision

Other provision includes, amongst other items, make good provisions as the Group is required to restore the leased premises of its office spaces to their original condition at the end of the respective lease terms. A provision has been recognized based upon the estimated expenditure required to remove any leasehold improvements. The remaining term on such leased properties is between 8 months and 14 months.

(2) Tax provision

Provision in respect of player related tax matters. The timing of cash outflows is by its nature uncertain but it is management’s best estimate that these will be made within the next 12 months.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

28           Cash generated from operations generated from operations

	Three months ended 31 March		Nine months ended 31 March
	2023 £’000	2022 £’000	2023 £’000	2022 £’000
Loss before income tax	(5,679)	(35,909)	(30,794)	(57,796)
Adjustments for:
Depreciation	3,467	3,521	10,554	10,791
Amortization	42,922	39,444	128,032	113,231
Profit on disposal of intangible assets	(1,949)	(721)	(15,969)	(17,879)
Net finance costs	1,001	14,108	19,874	31,234
Non-cash employee benefit expense - equity-settled share-based payments	559	521	1,714	1,489
Foreign exchange losses/(gains) on operating activities	980	(4)	4,947	(306)
Reclassified from hedging reserve	284	(221)	(246)	(191)
Changes in working capital:
Inventories	627	184	(445)	(612)
Prepayments	9,304	8,909	(1,624)	(4,842)
Contract assets – accrued revenue	(9,368)	16,707	(26,634)	(12,577)
Trade receivables	51,766	(3,099)	3,679	(8,640)
Other receivables	395	78	(462)	(572)
Contract liabilities – deferred revenue	(33,905)	(21,437)	(48,621)	18,178
Trade and other payables	5,104	9,174	(31,870)	5,310
Provisions	(300)	453	59	1,010
Cash generated from operations	65,208	31,708	12,194	77,828

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

29	Pension arrangements

The Group participates in the Football League Pension and Life Assurance Scheme (‘the Scheme’). The Scheme is a funded multi-employer defined benefit scheme where members may have periods of service attributable to several participating employers. The Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. The Group is advised only of the additional contributions it is required to pay to make good the deficit. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

The last triennial actuarial valuation of the Scheme was carried out at 31 August 2020 where the total deficit on the ongoing valuation basis was £27.5 million. The accrual of benefits ceased within the Scheme on 31 August 1999, therefore there are no contributions relating to current accrual. The Group pays monthly contributions based on a notional split of the total expenses and deficit contributions of the Scheme.

The Group currently pays total contributions of £555,000 per annum and this amount will increase by 5% per annum from September 2023. Based on the existing actuarial valuation assumptions, this will be sufficient to pay off the deficit by 30 April 2025.

As of 31 March 2023, the present value of the Group’s outstanding contributions (i.e. its future liability) is £1,195,000. This amounts to £561,000 (30 June 2022: £556,000; 31 March 2022: £539,000) due within one year and £634,000 (30 June 2022: £1,046,000; 31 March 2022: £1,195,000) due after more than one year and is included within other payables.

Contributions are also made to defined contribution pension arrangements and are charged to the statement of profit or loss in the period in which they become payable.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

30            Financial risk management

30.1        Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, and cash flow and fair value interest rate risk), credit risk, and liquidity risk.

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, they should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2022, as filed with the Securities and Exchange Commission on 23 September 2022, contained within the Company’s Annual Report on Form 20-F.

There have been no changes in risk management since the previous financial year end or in any risk management policies.

30.2        Hedging activities

The Group uses derivative financial instruments to hedge certain exposures and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group’s US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between April 2023 to May 2027. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in the statement of profit or loss immediately (within net finance costs). The table below details the net borrowings being hedged at the balance sheet date:

	31 March 2023 $’000	30 June 2022 $’000	31 March 2022 $’000
USD borrowings	650,000	650,000	650,000
Hedged USD cash	(25,311)	(37,000)	(18,226)
Net USD debt	624,689	613,000	631,774
Hedged future USD revenues (1)	(48,780)	(22,800)	(28,649)
Unhedged USD borrowings	575,909	590,200	603,125
Closing USD exchange rate ($: £)	1.2369	1.2151	1.3158

(1) A further portion of the profit and loss exposure (within net finance income/costs) on unhedged USD borrowings is naturally offset by the fair value of foreign exchange based embedded derivatives in host Commercial revenue contracts.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

30            Financial risk management (continued)

30.2        Hedging activities (continued)

The Group hedges its cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating rates to fixed rates. The effective portion of changes in the fair value of the interest rate swap is initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. net finance costs), as the underlying interest payments, which given the term of the swap will be between April 2023 to June 2024. The following table details the interest rate swaps at the reporting date that are used to hedge borrowings:

	31 March 2023	30 June 2022	31 March 2022
Principal value of loan outstanding ($‘000)	150,000	150,000	150,000
Rate received	1 month $ LIBOR	1 month $ LIBOR	1 month $ LIBOR
Rate paid	Fixed 2.032%	Fixed 2.032%	Fixed 2.032%
Expiry date	30 June 2024	30 June 2024	30 June 2024

As of 31 March 2023 the fair value of the above interest rate swaps was an asset of £3,809,000 (30 June 2022: asset of £2,458,000; 31 March 2022: asset of £890,000).

The Group also seeks to hedge the majority of the foreign exchange risk on revenue arising as a result of participation in UEFA club competitions, either by using contracted future foreign exchange expenses (including player transfer fee commitments) or by placing forward foreign exchange contracts, at the point at which it becomes reasonably certain that it will receive the revenue. The Group also seeks to hedge the foreign exchange risk on other contracted future foreign exchange expenses using available foreign exchange cash balances and forward foreign exchange contracts.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

31           Contingent liabilities and contingent assets

31.1	Contingent liabilities

The Group had contingent liabilities at 31 March 2023 in respect of:

(i)	Transfer fees

Under the terms of certain contracts with other football clubs and agents in respect of player transfers, additional amounts, in excess of the amounts included in the cost of registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of registrations when the Group considers that it is probable that the condition related to the payment will be achieved. The maximum additional amounts that could be payable is £145,386,000 (30 June 2022: £112,372,000; 31 March 2022: £122,218,000). No material adjustment was required to the amounts included in the cost of registrations during the period (2022: no material adjustments) and consequently there was no material impact on the amortization of registration charges in the statement of profit or loss (2022: no material impact). As of 31 March 2023, the potential amount payable by type of condition and category of player was:

Type of condition	First team squad £’000	Other £’000	Total £’000
MUFC appearances/team success/new contract	82,141	19,153	101,294
International appearances	10,352	1,078	11,430
Awards	32,662	-	32,662
	125,155	20,231	145,386

(ii)	Tax matters

We are currently in active discussions with UK tax authorities over a number of tax areas in relation to arrangements with players and players' representatives. It is possible that in the future, as a result of discussions between the Group and UK tax authorities, as well as discussions UK tax authorities are holding with other stakeholders within the football industry, interpretations of applicable rules will be challenged, which could result in liabilities in relation to these matters. The information usually required by IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, is not disclosed on the grounds that it is not practicable to be disclosed.

31.2	Contingent assets

(i)	Transfer fees

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 31 March 2023, the amount of such receipt considered to be probable was £nil (30 June 2022: £nil; 31 March 2022: £nil).

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

32            Commitments

32.1        Capital commitments

As at 31 March 2023, the Group had contracted capital expenditure relating to property, plant and equipment amounting to £9,012,000 (30 June 2022: £1,185,000; 31 March 2022: £806,000) and to other intangible assets amounting to £84,000 (30 June 2022: £1,476,000; 31 March 2022: £1,230,000). These amounts are not recognized as liabilities.

33           Events occurring after the reporting period

33.1	London office lease

On 2 May 2023, the Group signed a lease agreement for a new London office, commencing on 1 May 2023. The lease is for a period of 10 years and costs of £8,831,000 have been capitalized under IFRS 16. This will be recognized in the annual financial statements.

33.2	Secured term loan amendment

On 1 June 2023, the Group signed the Sixth Amendment and Restatement Agreement relating to our Secured Term Loan. This amendment replaced the previous reference interest rate payable on the loan (USD LIBOR) with the Secured Overnight Financing Rate (SOFR). The impact of this on the Group is not expected to be material.

34           Related party transactions

As of 31 March 2023, trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 4.37% of our issued and outstanding Class A ordinary shares and all of our issued and outstanding Class B ordinary shares, representing 95.62% of the voting power of our outstanding capital stock.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

35           Subsidiaries

The following companies are all subsidiary undertakings of the Company as of 31 March 2023:

Subsidiaries	Principal activity	% of ownership interest
Red Football Finance Limited*	Dormant company	100
Red Football Holdings Limited*	Holding company	100
Red Football Shareholder Limited	Holding company	100
Red Football Joint Venture Limited	Holding company	100
Red Football Limited	Holding company	100
Red Football Junior Limited	Holding company	100
Manchester United Limited	Holding company	100
Alderley Urban Investments Limited	Property investment	100
Manchester United Football Club Limited	Professional football club	100
Manchester United Women’s Football Club Limited	Professional football club	100
Manchester United Interactive Limited	Dormant company	100
MU 099 Limited	Dormant company	100
MU Commercial Holdings Limited	Non-trading company	100
MU Commercial Holdings Junior Limited	Non-trading company	100
MU Finance Limited	Non-trading company	100
MU RAML Limited	Retail and licensing company	100
MUTV Limited	Media company	100
RAML USA LLC	Dormant company	100

* Direct investment of Manchester United plc, others are held by subsidiary undertakings.

All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and RAML USA LLC which is incorporated in the United States.